02034504

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RBS TV de Florianopolis

*CURRENT ADDRESS

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL
P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4340 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/3/02

82-4340

AR/S
12-31-01

RBS TV de Florianópolis S.A.

Financial Statements at December 31, 2001 and 2000 and March 31, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

Report of Independent Accountants

May 9, 2002

To the Board of Directors and Stockholders
RBS TV de Florianópolis S.A.

1 We have audited the accompanying balance sheets of RBS TV de Florianópolis S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of RBS TV de Florianópolis S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Brazil.

PRICEWATERHOUSECOOPERS

May 9, 2002
RBS TV de Florianópolis S.A.

4 We have also reviewed the accompanying financial statements of RBS TV de Florianópolis S.A. as of and for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the company's management.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" SC

Amoreti Franco Gibbon
Partner
Contador CRC 1SC011841

RBS TV de Florianópolis S.A.

Balance Sheet
In thousands of Brazilian reais

Assets	December 31 2001	December 31 2000	March 31 2002 (Unaudited)	March 31 2001 (Unaudited)
Current assets				
Cash and cash equivalents	458	13		
Accounts receivable				
Trade	8,021	9,292	7,952	6,895
Group companies (Note 4)	14,601	18,274	15,605	21,784
Inventories	51	207	46	56
Other	42	150	126	235
	23,173	27,936	23,729	28,970
Long-term receivables				
Judicial deposits and fiscal incentives	1,596	1,356	1,563	1,420
Permanent assets				
Investments	841	841	841	841
Property, plant and equipment (Note 5)	6,523	6,835	6,269	6,740
	7,364	7,676	7,110	7,581
Total assets	32,133	36,968	32,402	37,971

Liabilities and stockholders' equity	December 31 2001	December 31 2000	March 31 2002 (Unaudited)	March 31 2001 (Unaudited)
Current liabilities				
Trade accounts payable	240	773	194	988
Accounts payable relating to network agreements	1,107	1,713	160	697
Loans		245	1	305
Salaries and social security contributions	1,477	1,584	1,162	1,138
Provision for income taxes	1,235	857	615	949
Other taxes payable (Note 6)	253	252	257	
Commissions and bonuses payable	858	1,211	733	868
Dividend proposed/payable	25	5,822	25	5,768
Other accounts payable	544	315	620	298
	5,739	12,772	3,767	11,011
Long-term liabilities				
Deferred income taxes	930	473	907	486
Group companies (Note 4)	531	572	531	564
Provision for contingencies (Note 9)	472	1,762	534	1,796
	1,933	2,807	1,972	2,846
Stockholders' equity (Note 7)				
Capital	3,406	3,406	3,406	3,406
Capital reserve	2,641	2,292	2,641	2,377
Revenue reserve	675	675	675	675
Retained earnings	17,739	15,016	19,941	17,656
	24,461	21,389	26,663	24,114
Total liabilities and stockholders' equity	32,133	36,968	32,402	37,971

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Quarters ended March 31	
	2001	**2000**	**2002** (Unaudited)	**2001** (Unaudited)
Operating revenues				
Advertising	49,354	54,066	11,114	12,284
Taxes on revenues	(1,859)	(2,024)	(416)	(460)
	47,495	52,042	10,698	11,824
Operating costs				
Programming and sales	(10,028)	(18,961)	(2,630)	(3,358)
Personnel	(5,704)	(5,310)	(871)	(1,219)
Depreciation	(1,610)	(1,335)	(316)	(214)
Royalties	(1,722)	(1,875)	(385)	(426)
Other	(1,802)	(2,320)	(491)	(693)
	(20,866)	(29,801)	(4,693)	(5,910)
Gross profit	26,629	22,241	6,005	5,914
Operating income (expenses)				
Selling	(5,901)	(8,124)	(1,242)	(1,443)
General and administrative	(3,770)	(3,092)	(2,003)	(643)
Financial income	507	459	389	293
Financial expenses (Note 8)	(104)	(358)	(18)	(142)
Other, net	1,771	202	(14)	87
	(7,497)	(10,913)	(2,888)	(1,848)
Operating profit	19,132	11,328	3,117	4,066
Non-operating income (expenses), net	5	312	3	(20)
Income before taxes on income	19,137	11,640	3,120	4,046
Social contribution	(1,859)	(1,100)	(231)	(424)
Income tax	(3,885)	(2,391)	(474)	(594)
Net income for the year/quarter	13,393	8,149	2,415	3,028
Net income per thousand shares at the end of the year/quarter - R$	6,687.67	4,069.13	1,205.91	1,512.00

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2000	3,406	2,005	675	10,076	16,162
Fiscal incentive investments		287			287
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(338)	(338)
Interest on capital distributed to stockholders				(926)	(926)
Net income for the year				8,149	8,149
Proposed dividend (R$ 971.22 per thousand shares)				(1,945)	(1,945)
At December 31, 2000	3,406	2,292	675	15,016	21,389
Fiscal incentive investments		349			349
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(498)	(498)
Interest on capital distributed to stockholders				(1,172)	(1,172)
Net income for the year				13,393	13,393
Proposed dividend (R$ 4,494.07 per thousand shares)				(9,000)	(9,000)
At December 31, 2001	3,406	2,641	675	17,739	24,461

RBS TV de Florianópolis S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

(continued)

		Capital reserve	Revenue reserve		
	Capital	**Fiscal incentives**	**Legal reserve**	**Retained earnings**	**Total**
At January 1, 2001	3,406	2,292	675	15,016	21,389
Fiscal incentive investments (unaudited)		85			85
Reversal of income taxes on the price-level restatement of stockholders' equity accounts (unaudited)				(96)	(96)
Interest on capital distributed to stockholders (unaudited)				(292)	(292)
Net income for the quarter (unaudited)				3,028	3,028
At March 31, 2001 (unaudited)	3,406	2,377	675	17,656	24,114
At January 1, 2002	3,406	2,641	675	17,739	24,461
Interest on capital distributed to stockholders (unaudited)				(213)	(213)
Net income for the quarter (unaudited)				2,415	2,415
At March 31, 2002 (unaudited)	3,406	2,641	675	19,941	26,663

The accompanying notes are an integral part of these financial statements.

RBS TV de Florianópolis S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Quarters ended March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Financial resources were provided by:				
Net income for the year/quarter	13,393	8,149	2,415	3,028
Expenses (income) not affecting working capital:				
Deferred income taxes	(41)	(239)	(23)	(83)
Provision for contingencies	(1,290)	42	62	34
Depreciation	1,610	1,335	316	214
Net book value of permanent asset disposals	59	24		
	13,731	9,311	2,770	3,193
Decrease in long-term receivables	109		33	21
Total funds provided	13,840	9,311	2,803	3,214
Financial resources were used for:				
Increase in long-term receivables		69		
Property, plant and equipment	1,357	2,367	62	119
Decrease in long-term liabilities	41	57		8
Proposed dividend	9,000	1,945		
Interest on capital distributed to stockholders	1,172	926	213	292
Total funds used	11,570	5,364	275	419
Increase in working capital	2,270	3,947	2,528	2,795
Current assets				
At the end of the year/quarter	23,173	27,936	23,729	28,970
At the beginning of the year/quarter	27,936	23,028	23,173	27,936
	(4,763)	4,908	556	1,034
Current liabilities				
At the end of the year/quarter	5,739	12,772	3,767	11,011
At the beginning of the year/quarter	12,772	11,811	5,739	12,772
	(7,033)	961	(1,972)	(1,761)
Increase in working capital	2,270	3,947	2,528	2,795

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Florianópolis, in the State of Santa Catarina, Brazil, and is engaged in television broadcasting.

The Rede Brasil Sul - RBS Group includes other companies operating in newspaper publishing, television and radio broadcasting, cable television, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that television broadcasting companies may not have foreign shareholders, and Brazilian corporations may own a maximum of 30% of the capital, with no voting rights.

The Federal licenses required for the television broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, television broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (fifteen years) and are renewable upon application for a similar period. The company's current license expires in 2007.

Through an operating agreement, the company is part of the largest Brazilian national TV network, the Globo network. Although the network agreement has limited terms, it is renewable, and the company has maintained its network relationship continuously for more than twenty years.

The company maintains operating agreements with the other RBS Group television companies in Santa Catarina. The affiliated stations are required to broadcast the national and regional network programs and advertising. In exchange for national programming, the affiliated companies are charged a programming fee but are entitled to retain all the revenues from local advertising sold by them. Additionally, the company is obliged to render technical and operational assistance at no cost.

In thousands of Brazilian reais, unless otherwise stated

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values.

Advertising revenue relates to broadcasting national and regional advertising and is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

In thousands of Brazilian reais, unless otherwise stated

Programming costs relate to television programs acquired from the national network. These costs are recorded in income when programs are broadcast.

Selling expenses include commissions paid to advertising agencies in relation to regional advertising.

The company is reimbursed for administrative and general expenses incurred on behalf of other RBS Group television companies and the depreciation expense related to equipment used by those companies.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

These assets are stated at cost. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate applied to adjusted income before income tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002). Deferred income taxes are calculated on temporary differences.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising brodcasted during the year 2001 totaled R$ 1,150 (March 31, 2002 - R$ 165).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				March 31			
	2001		2000		2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
RBS Administração e Cobranças Ltda.								
Accounts receivable - Group companies	2,094		637		2,881		3,902	
Zero Hora - Editora Jornalística S.A.								
Accounts receivable - Group companies			7,874				7,952	
Financial income		363						125
Televisão Gaúcha S.A.								
Accounts receivable (payable) - Group companies			(9)				(10)	
Canal Rural Produções Ltda.								
Accounts receivable - Group companies	1,100				1,127			
Financial expenses						26		
RBS Empresa de TVA Ltda.								
Accounts receivable - Group companies	1,364				1,397			
Financial expenses						33		
RBS Participações S.A.								
Accounts receivable (payable) - Group companies	9,949		(177)		10,214		(148)	
Financial income		456				366		
Teleparbs Participações S.A.								
Accounts receivable - Group companies			9,899				9,998	
Financial income		173		494				157
Other RBS Group companies								
Accounts receivable (payable)- Group companies	94		50		(14)		90	
Long-term liabilities - Group companies	(531)		(572)		(531)		(564)	
General and administrative expenses (reimbursement)		3,496		3,583		581		563
Depreciation (reimbursement)		104		26		23		28
Network agreement		2,046				449		

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) The balances with RBS Participações S.A., Teleparbs Participações S.A., Canal Rural Produções Ltda., RBS Empresa de TVA Ltda. and Zero Hora - Editora Jornalística S.A. bear interest of 1% per month. The other balances bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

(d) In April 1996, the company received deposits from the affiliated stations to guarantee the company's equipment used by these affiliated stations; these are recorded as long-term liabilities.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

	December 31				March 31		
			2001	2000	2002	2001	
	Cost	Accumulated depreciation	Net	Net	Net	Net	Annual depreciation rates - %
Land	22		22	22	22	21	
Buildings and structures	5,006	1,417	3,589	3,584	3,559	3,706	4 and 10
Installations	1,465	1,185	280	349	261	329	10 and 20
Machinery and equipment	15,236	13,056	2,180	2,526	1,979	2,343	10
Vehicles	1,056	709	347	274	347	259	20 and 33
Others	148	43	105	80	101	82	
	22,933	16,410	6,523	6,835	6,269	6,740	

In thousands of Brazilian reais, unless otherwise stated

6 Other Taxes Payable

Balances include tax debts refinanced by the company under the Programa de Recuperação Fiscal - REFIS (Fiscal Recovery Program) launched by the Federal Government in April 2000, and which includes the option of using existing tax credits. The company decided to apply for this program, as permitted by Federal Law. As a consequence, the total federal tax debts, after being offset by accumulated tax credits acquired from third parties, were reduced by R$ 244, recorded as non-operating income, and are being paid at a rate of 1.5% of the company's operating revenues generated each month.

7 Stockholders' Equity

(a) Capital comprises 2,002,640 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 6% of net income per the statutory financial statements after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

On December 31, 2001 and 2000, the company's board of directors decided to propose dividends totaling R$ 9,000 and R$ 1,945, respectively, related to those years. These dividends, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividend, and were later approved at the respective Annual General Meeting.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

In thousands of Brazilian reais, unless otherwise stated

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Balances per statutory financial statements	18,331	14,927	20,577	17,516
Restatement of initial balances		1,143		1,079
Adjustments arising from the constant currency accounting methodology	(1,768)	(1,333)	(1,766)	(1,376)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	1,176	279	1,130	437
Balances in these financial statements	17,739	15,016	19,941	17,656

8 Financial Expenses

Financial expenses include R$ 134 (2000 - R$ 28; March 31, 2002 - R$ 7; March 31, 2001 - R$ 95) of interest and a loss of R$ 17 (2000 - R$ 26; March 31,2001 - R$ 4 gain) from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements and the index used to adjust local currency loans or exchange rate variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

9 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

10 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

In thousands of Brazilian reais, unless otherwise stated

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2001 amounted to R$ 179 (2000 - R$ 154; quarter ended March 31, 2002 - R$ 50 ; quarter ended March 31, 2001 - R$ 41).

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

* * *